UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 20)*

                                 NCT Group, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    62888Q109
                                    ---------
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


                                  SCHEDULE 13D

CUSIP No.  62888Q109
           ---------

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    /  /
                                                            (b)    /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF (Except as noted in Item 3)
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
NUMBER OF                       7.     SOLE VOTING POWER
 SHARES                                     525,479,911 (a) (b)
BENEFICIALLY                    8.     SHARED VOTING POWER
 OWNED BY                                   -0-
  EACH                          9.     SOLE DISPOSITIVE POWER
REPORTING                                   525,479,911 (a) (b)
PERSON WITH                    10.     SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,479,911 (a) (b) (c) (d)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                     /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53.0%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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Footnotes

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $18,063,712 held by Carole Salkind (the "Reporting Person") along with accrued interest (an aggregate amount of $584,509) and default penalty (10% of the principal in default, an aggregate amount of $1,806,371). The default penalty has been included because Issuer has violated a covenant under the notes in that a court judgment against it (in favor of an unrelated third party) was entered in excess of the permitted amount of $250,000. The notes are convertible into NCT common stock at any time from issuance until maturity at the fixed conversion prices outlined in the table below. At the Reporting Person's election, the notes may be exchanged for shares of common stock of certain of NCT's subsidiaries. The above calculations are based on an assumption that a conversion notice was delivered on December 30, 2002. Interest was calculated on all of the notes at the rate of 8.0% per annum from issuance through December 30, 2002. To date, the Reporting Person has not converted or exchanged any of these notes. To date, Issuer has not repaid any secured convertible note due the Reporting Person upon maturity but has rolled the matured note into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by the Reporting Person as of December 30, 2002:


                                                                  Conversion
    Issue Date          Due Date            Principal                Price
    ----------          --------            ---------                -----
     1/11/02            1/11/03          $  2,231,265            $  0.0790
     1/25/02            1/25/03               650,000               0.0900
     2/27/02            2/27/03               827,412               0.0790
      3/1/02             3/1/03               350,000               0.0790
      5/2/02             5/2/03             1,425,000               0.0940
     5/29/02            5/29/03               350,000               0.0950
      6/2/02             6/2/03               300,000               0.0970
      7/3/02             7/3/03               350,000               0.0780
     7/15/02            7/15/03               350,000               0.0750
     7/23/02            7/23/03               525,000               0.0590
     8/14/02            8/14/03               350,000               0.0820
     8/29/02            8/29/03               490,000               0.0760
      9/9/02             9/9/03               350,000               0.0770
     9/30/02             930/03             3,770,098               0.0700
     11/7/02            11/7/03               400,000               0.0720
    11/20/02           11/20/03               400,000               0.0540
    11/21/02            5/21/03             1,463,450               0.0535
     12/2/02            12/2/03               350,000               0.0480
    12/16/02           12/16/03               400,000               0.0420
    12/26/02           12/26/03             2,381,487               0.0420
    12/30/02           12/30/03               350,000               0.0412
                                        -----------------
                                         $ 18,063,712
                                        =================


(b) Assumes the exercise in full of warrants granted to the Reporting Person to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to the Reporting Person as of December 30, 2002, as amended to reduce the exercise prices, are as follows:


                       Expiration             Exercise             Shares
    Grant Date            Date                  Price             Granted
    ----------         ----------             --------            -------

     2/13/01            2/13/06              $ 0.0710            7,042,254
     5/14/01            5/14/06                0.0710              500,000
     8/22/01            8/22/06                0.0710              625,000
     9/28/01            9/28/06                0.0710            1,000,000
    12/20/01           12/20/06                0.0710            1,250,000
     1/11/02            1/11/07                0.0790            2,789,082
     1/25/02            1/25/07                0.0900              812,500
     1/25/02            1/25/07                0.0900              312,500
     2/27/02            2/27/07                0.0790            1,034,266
      3/1/02             3/1/07                0.0790              437,500
      5/2/02             5/2/07                0.0940            3,188,708
      5/2/02             5/2/07                0.0940            3,562,500
     5/29/02            5/29/07                0.0950            1,500,000
      6/2/02             6/2/07                0.0970            1,500,000
      7/3/02             7/3/07                0.0780            1,500,000
     7/12/02            7/12/07                0.0750           20,000,000
     7/15/02            7/15/07                0.0750            1,500,000
     7/23/02            7/23/07                0.0590            2,250,000
     8/14/02            8/14/07                0.0820            1,500,000
     8/29/02            8/29/07                0.0760            2,100,000
      9/9/02             9/9/07                0.0770            1,500,000
     9/30/02             930/07                0.0700           10,000,000
     9/30/02             930/07                0.0700           16,157,565
     11/7/02            11/7/07                0.0720            1,750,000
    11/20/02           11/20/07                0.0540            1,750,000
    11/21/02           11/21/07                0.0535            6,271,926
     12/2/02            12/2/07                0.0480            1,500,000
    12/16/02           12/16/07                0.0420            1,750,000
    12/26/02           12/26/07                0.0420           10,206,373
    12/30/02           12/30/07                0.0412            1,500,000
                                                          -----------------
                                                               106,790,174
                                                          =================

(c) Assumes the exercise in full of options granted to Acme Associates, Inc. on September 30, 2002 to acquire 50,000,000 shares of NCT common stock at an exercise price of $0.070; granted to Leben Care, Inc. on various dates from January 8, 2002 to January 25, 2002 to acquire an aggreagte of 8,350,000 shares of NCT common stock at exercise prices ranging from $0.079 to $0.13; granted to Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.) on February 27, 2002 to acquire 3,375,000 shares of NCT common stock at exercise prices ranging from $0.079 to $0.12; and granted to MotorWorld, Incorporated on December 26, 2002 to acquire 23,000,000 shares of NCT common stock at an exercise price of $0.042. The options vested on the dates of grant and expire five years from the dates of grant. The options were granted in consideration of financial consulting services performed by each of these entities for

NCT. The Reporting Person is the sole shareholder of Acme Associates and MotorWorld. The Reporting Person's son is the sole shareholder of Leben Care and Stop Noise. As such, all of the Acme Associates, Leben Care, Stop Noise and MotorWorld option shares have been attributed to the Reporting Person.

(d) The Reporting Person disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of this filing, the value of these shares was $210. The Reporting Person also disclaims beneficial ownership as to 1,995,000 currently exercisable option shares held by her separated spouse.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

Item 2.   Identity and Background.

          (a)  Name of person filing this statement:

               The name of the person filing this report is Carole Salkind.

          (b)  Business address:

               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross One Riverfront Plaza
               Newark, New Jersey  07102.

          (c)  Present principal occupation:

               Secretary to Clive Cummis, a partner in the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Citizenship:

               United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the OTC Bulletin Board; (5) 9,542,143 shares of NCT's common stock in three private transactions with NCT under
          Section 4(2) of the Securities Act and in transactions placed through the NASDAQ National Market System; (6) 1,000,000 shares of NCT's common stock acquired in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000; (7) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (8) the options described in footnote
          (c) above in private placements under Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the warrant received by the Reporting Person on July 12, 2002, the warrant for 10,000,000 shares received by the Reporting Person on September 30, 2002 and the options granted to Acme Associates, Inc., Leben Care, Inc., Stop Noise, Inc. and MotorWorld, Incorporated, the Reporting Person paid cash from personal funds. The Reporting Person paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. The Reporting Person paid for and the warrant for 10,000,000 shares received on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. The options granted to each of Acme Associates, Inc., Leben Care, Inc., Stop Noise, Inc. and MotorWorld, Incorporated were in consideration of financial consulting services provided by Acme Associates, Leben Care, Stop Noise and MotorWorld, respectively, to NCT.

Item 4.   Purpose of Transaction.

          As noted in the Schedule 13D, Amendment No. 15, filed on December 21, 2001, the Reporting Person had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, the Reporting Person has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, the Reporting Person beneficially owns 527,479,911 shares of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of the date hereof is convertible, currently or within 60 days of the date hereof, into 281,808,267 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through the date hereof is convertible, currently or within 60 days of the date hereof, into 7,476,826 shares of the Issuer's common stock; (iv) secured convertible notes of the Issuer whose aggregate outstanding default penalty amount as of the date hereof is convertible, currently or within 60 days of the date hereof, into 28,180,827 shares of the Issuer's common stock; (v) warrants of the Issuer exercisable, currently or within 60 days of the date hereof, for an aggregate of 106,790,174 shares of the Issuer's common stock;
          (vi) options of the Issuer exercisable, currently or within 60 days of the date hereof, for 84,725,000 shares of the Issuer's common stock (see footnote (c) above); and (vii) 2,000,000 shares of Issuer's
          common  stock  held  by  the  Reporting   Person's   separated  spouse
          (1,995,000 under currently exercisable options) (see footnote (d) above). The 527,479,911 Beneficially Owned Shares constitute 53.0% of 996,450,438 beneficially outstanding shares, representing the sum of
          (x) 483,474,345 (the number of shares of common stock of the Issuer issued and outstanding as of December 30, 2002; (y) the number of shares of the Issuer's common stock indicated above in Items 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), and 5(a)(vi); and (z) the number of shares under currently exercisable options from within Item 5(a)(vii).

          (b) The Reporting Person has sole voting and disposition power of all of such shares. See footnotes (a), (b), (c) and (d) above.

          (c) The Reporting Person funded Issuer the following in cash: $350,000 on March 1, 2002; $300,000 on April 1, 2002; $350,000 on April 15,
          2002; $350,000 on May 1, 2002; $425,000 on May 2, 2002; $350,000 on or
          about May 15,  2002;  $300,000 on May 31,  2002;  $350,000 on June 30,
          2002;  $350,000 on July 15, 2002;  $525,000 on July 23, 2002; $350,000
          on August 14, 2002; $490,000 on August 30, 2002; $350,000 on September
          16, 2002;  $800,000 on or about  September  30,  2002;  $400,000 on or about November 7, 2002; $400,000 on or about November 20, 2002; $350,000 on December 2, 2002; $400,000 on December 16, 2002; and
          $350,000 on or about December 30, 2002 for which NCT issued the following secured convertible notes: $350,000 note dated March 1, 2002; $1,425,000 note dated May 2, 2002; $350,000 note dated May 29,
          2002;  $300,000  note dated June 2, 2002;  $350,000 note dated July 3,
          2002; $350,000 note dated July 15, 2002; $525,000 dated July 23, 2002;
          $350,000  dated  August 14,  2002;  $490,000  dated  August 29,  2002;
          $350,000  dated  September 9, 2002;  $400,000  dated November 7, 2002;
          $400,000  dated  November 20,  2002;$350,000  dated  December 2, 2002;
          $400,000 dated December 16, 2002; and $350,000 dated December 30, 2002. On March 27, 2002, Issuer defaulted on the repayment of its $1,000,000 note that it had issued on March 27, 2000. The principal owed under that note along with accrued interest and default penalty was rolled into a new note for $1,275,483 issued by NCT to the Reporting Person on May 2, 2002 (due November 2, 2002). On September 28, 2002, Issuer defaulted on the repayment of its $2,535,469 note that it had issued on September



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




          28, 2001. The principal owed under that note along with accrued interest, default penalty and $800,000 new funding from Reporting Person was rolled into a new note for $3,770,098 issued by NCT to the Reporting Person on September 30, 2002 (due September 30, 2003). On November 2, 2002, Issuer defaulted on the repayment of the note for $1,275,483 dated May 2, 2002. The principal owed under that note along with accrued interest and default penalty was rolled into a new note for $1,463,449.36 issued by NCT to the Reporting Person on November 21, 2002 (due May 21, 2003). On December 20, 2002, Issuer defaulted on the repayment of the note for $2,014,270 dated December 20, 2001. The principal owed under that note along with accrued interest and default penalty was rolled into a new note for $2,381,487 issued by NCT to the Reporting Person on December 26, 2002 (due December 26, 2003).

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer.

         None.

Item 7.   Material to Be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2002



                                                     --------------------------
                                                     Name: Carole Salkind





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